

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Sean E. Browne
President and Chief Executive Officer
Xtant Medical Holdings, Inc.
664 Cruiser Lane
Belgrade, MT 59714

      Re: Xtant Medical Holdings, Inc.
          Registration Statement on Form S-3
          Filed September 3, 2024
          File No. 333-281910

Dear Sean E. Browne:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Amy E. Culbert, Esq.